

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

Via E-mail
Mr. Park A. Dodd, III
Chief Financial Officer
Star Scientific, Inc.
4470 Cox Rd
Glen Allen, VA 23060

Re: **Star Scientific, Inc.**
         Form 10-K for the Fiscal Year Ended December 31, 2012
         Filed March 18, 2013
         File No. 000-15324

Dear Mr. Dodd:

We have reviewed your August 29, 2013 response to our August 21, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Stockholder's Equity, page 58

1. Please refer to your response to our prior comment one. We do not believe your analysis of ASC 815-40-15-3.e and ASC 815-40-15-12 provides support that the Warrants are within the scope of ASC 480 and thus outside the scope of ASC 815-40. Based on your July 25, 2013 response to us, you appear to have concluded that the Warrants did not fall into any of the three classes of freestanding financial instruments described in ASC 480-25, which suggested that you are not within the scope of ASC 480. Please provide us your analysis of paragraphs ASC 815-40-15-5 to 8 that supports whether or not the Warrants are indexed to your stock and, if the Warrants are indexed to your stock, provide us an analysis of paragraphs ASC 815-40-25-7 to 35 supporting that equity classification is appropriate.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant